UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2013

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: June 25, 2013

Sierra Wireless introduces the first 4G LTE module for Sprint
AirPrime® MC7355 augments existing portfolio of Sprint enabled modules, and Sierra Wireless continues to enhance and streamline certification processes through its CTIA authorized test laboratory
Vancouver, Canada - June 25, 2013 - Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced that the AirPrime® MC7355 embedded module is now Sprint-certified - the first 4G LTE embedded wireless module to be certified on the Sprint network. Demonstrating technical leadership in the LTE space, the MC7355 joins a wide range of Sierra Wireless modules available for Sprint, rounding out a portfolio that includes the AirPrime SL909x (Multimode 3G/EV-DO) and the SL501x (EV-DO), with the SL301x (CDMA 1x) currently being verified for approval.
The AirPrime MC7355 is a PCI Express Mini Card module capable of delivering LTE data speeds up to 100 Mbps downlink and 50 Mbps uplink and is compatible with CDMA/EV-DO, HSPA+ and quad-band GSM/GPRS/EDGE. For OEM customers, Sierra Wireless is uniquely positioned to manage and facilitate Sprint certification through its CTIA authorized laboratory, thereby eliminating the need for a third-party lab and significantly reducing the time to market.
“As we continue to move forward with the rollout of our all-new network, a project known as Network Vision, the delivery of a world-class LTE network experience for our customers is paramount,” said Ben Vos, general manager-M2M, Sprint. “Sierra Wireless modules have a proven track record with Sprint and we look forward to now offering our OEM customers 4G LTE speeds utilizing a preferred supplier that can streamline the certification process for Sprint's customers and help them better achieve their individual business goals.”
“It's rewarding to reach a new milestone in what has been a long collaboration with Sprint - one where both companies are committed to stay at the forefront of M2M and 4G LTE technology,” said Dan Schieler, senior vice president, Worldwide Sales. “The MC7355 will allow our customers to leverage Sprint's 4G speeds and as the first LTE module supplier, and utilizing our CTIA authorized test facility, Sierra Wireless looks forward to continued collaboration that will directly benefit the operator's wireless M2M and PC OEM customers.”
Nationwide 4G LTE is a key element in Network Vision, Sprint's plan to consolidate multiple network technologies into one new, seamless network with the goal of increasing efficiency and enhancing network coverage, call quality and data speeds for customers across the United States. Sprint continues to be on schedule in rolling out 4G LTE nationwide, with service in 110 markets today and with sites on-air and implementation under way in hundreds more. For the most up-to-date details on Sprint's 4G LTE portfolio, visit www.sprint.com/network. For detailed 4G LTE maps, visit www.sprint.com/coverage.
Visit the Sierra Wireless website for more information about the Sierra Wireless AirPrime MC7355 embedded wireless module. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.
Note to editors:
To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.
“AirPrime” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.
Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contact:

Sharlene Myers
Sierra Wireless
Phone: +1 (604) 232 1445
smyers@sierrawireless.com